

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Daniel W. Hollis
Dutch Gold Resources, Inc.
3500 Lenox Road Suite 1500
Atlanta, Georgia 30326

> **Re:** **Dutch Gold Resources, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed August 29, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **Amendment No. 1 to Form 8-K**
> **Filed June 3, 2011**
> **File No. 333-72163**

Dear Mr. Hollis:

We have reviewed your response dated September 12, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements, page F-1

Note 15 – Mining Lease and Option to Purchase, page F-20

1. We reviewed your response to comment 13 in our letter dated June 24, 2011. We note you did not revise the disclosure with respect to disagreements with the owners of the Benton Mine regarding royalties. We also note you removed these disclosures altogether from Form 10-K/A for fiscal year ended December 31, 2010 filed August 31, 2011. In future filings, please clarify whether there are royalty amounts that continue to be disputed with the owner of the Benton mine. Please also tell us your consideration of

disclosing the amount of royalties claimed by the owner that have not been recognized in your financial statements and an estimate of the possible loss or range of loss, based on the disclosure requirements in ASC 450-20-50-4. Please show us your revised disclosure.

Item 9(A)(T). Controls and Procedures, page 34

2.   We reviewed your response to comment 15 in our letter dated June 24, 2011 and note that you have provided the disclosure required by Item 308(c) of Regulation S-K in your most recent filings on Form 10-Q and 10-Q/A, but not in your most recent filings on Form 10-K/A. Please refer to Item 9.A. of Form 10-K and note that you are required to provide the information required by Item 308 of Regulation S-K in your annual reports on Form 10-K. As such, in future annual reports you should disclose any change in internal control over financial reporting that occurred during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Item 15. Exhibits, List and Reports on Form 8-K, page 41

3.   We reviewed your response to comment 11 in our letter dated June 24, 2011 and note exhibits 10.30 and 10.31 have been incorporated by reference to Form 8-K filed January 12, 2010. As noted in comment 40 in our letter dated December 10, 2010, the agreements filed as exhibits 10.1 and 10.2 to Form 8-K filed January 12, 2010 appear to omit substantive terms of the agreements and are not dated and signed by the parties. Please file the fully executed agreements.

4.   We reviewed your response to comment 16 in our letter dated June 24, 2011. Please be advised that the inclusion of an auditor's report does not satisfy the requirement to file the consent from your auditor to the use of their report required by Item 601(b)(23) of Regulation S-K. It appears that an auditor's consent is required due to the incorporation by reference of Form 10-K and the financial statements contained therein into various Securities Act registration statements on Form S-8. In this regard, please note that until such time as post-effective amendment(s) to Form S-8 are filed indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, each of your registration statements on Form S-8 continues to incorporate by reference your reports on Form 10-K and the financial statements contained therein. Please also note where the opinion of experts has been incorporated by reference into a previously filed Securities Act registration statement, the consent from the expert to the incorporation by reference of such report is required. As such, please file the consent(s) required by Item 601(b)(23) of Regulation S-K or tell us why you believe consent(s) are not required. In light of the fact that you have not yet filed all applicable auditor's consents, tell us how this affects your use of the prospectus that is a part of each of your registration statements on Form S-8 that incorporates by reference your reports on Form

        10-K and the financial statements contained therein. Please make conforming revisions to your filing on Form 10-K for the fiscal year ended December 31, 2010.

Signatures, page 45

5.   We note your revisions in response to comment 17 in our letter dated June 24, 2011. It appears your signatures still do not conform with General Instruction D(2)(a) of Form 10-K as you continue to omit one of the required signature blocks. In this regard, the report must be signed by the registrant (typically one signature in the first signature block) and also on behalf of the registrant (in a second signature block) by the principal executive officer, principal financial officer, principal accounting officer and by at least the majority of the board of directors or persons performing similar functions. Please revise accordingly. You may wish to refer to the Signatures section of Form 10-K for a signature page template. Please make conforming revisions to your filing on Form 10-K for the fiscal year ended December 31, 2010.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Twelve-Month Business Outlook, page 24

Liquidity and Capital Resources, page 24

6.   We note that you do not have sufficient authorized shares to settle outstanding convertible debt, warrants and stock options in stock. In future filings please disclose this information and discuss in a reasonable amount of detail the resulting implications on your liquidity and capital resources.

Item 4. Controls and Procedures, page 24

(a) Evaluation of Disclosure Controls and Procedures, page 24

7.   In light of the material weaknesses in your internal control over financial reporting identified in Form 10-K for the fiscal year ended December 31, 2010 and your disclosures under Item 4(b) on page 25 that you have "started" the documentation of formal policies and procedures and you believe that the material weaknesses reported on Form 10-K "will be" remediated and the design and operation of your disclosure controls and procedures "will be" deemed effective as of December 31, 2011, please tell us how you were able to conclude that disclosure controls and procedures were effective as of June 30, 2011.

Amendment No. 1 to Form 8-K filed June 3, 2011

8.   We note your disclosure in paragraph 1.E. that you requested Gruber & Company, LLC to furnish a letter addressed to the Commission stating whether or not the firm agrees with the revised disclosures in accordance with Items 304(a)(3) and 601(b)(16) of

Regulation S-K and that you would amend the filing to furnish the letter upon its receipt. Please amend the filing to either provide the letter furnished by Gruber & Company, LLC or to disclose that Gruber & Company, LLC declined to provide the letter.

You may contact Robyn Manuel, Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief